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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                  --------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 11)
                    Under the Securities Exchange Act of 1934

                         BLUE RIDGE REAL ESTATE COMPANY
                             BIG BOULDER CORPORATION
                             -----------------------
                                (Name of Issuer)

      Common Stock without par value, stated value $.30 per combined share
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                             096005 4 20 2 (common)
                              096005 4 10 3 (unit)
                             ----------------------
                                 (CUSIP Number)

                                  Milton Cooper
                           Kimco Realty Services, Inc.
                             3333 New Hyde Park Road
                          New Hyde Park, NY 11042-0020
                                 (516) 869-9000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Raymond Y. Lin, Esq.
                                Latham & Watkins
                                885 Third Avenue
                          New York, New York 10022-4802

                                 January 4, 2005
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or
                       (4), check the following box: [ ]

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                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.         Name of Reporting Person

                    Kimco Realty Corporation


2.         Check The Appropriate Box If A Member of Group [ ]

3.         SEC Use Only

4.         Source of Funds

                    AF


5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.         Citizenship or Place of Organization

                    Maryland

                    7.       Sole Voting Power
                                      0
Number of Shares
Beneficially        8.       Shared Voting Power
Owned By                              1,012,579
Reporting Person
With                9.       Sole Dispositive Power
                                      0

                    10.      Shared Dispositive Power
                                      1,012,579

11.        Aggregate Amount Beneficially Owned By Each Reporting Person

                    1,012,579


12. Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares [X] (excludes Shares held by KC Holdings, Inc. and Milton Cooper)

13.        Percent Of Class Represented By Amount In Row (11)

                    52.8%


14.        Type of Reporting Person

                    CO

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                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.         Name of Reporting Person

                    Kimco Realty Services, Inc.


2.         Check The Appropriate Box If A Member of Group [ ]

3.         SEC Use Only

4.         Source of Funds

                    AF


5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.         Citizenship or Place of Organization

                    Delaware

                    7.       Sole Voting Power
                                      0
Number of Shares
Beneficially        8.       Shared Voting Power
Owned By                              1,012,579
Reporting Person
With                9.       Sole Dispositive Power
                                      0

                    10.      Shared Dispositive Power
                                      1,012,579

11.        Aggregate Amount Beneficially Owned By Each Reporting Person

                    1,012,579

12. Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares [X] (excludes Shares held by KC Holdings, Inc. and Milton Cooper)

13.        Percent Of Class Represented By Amount In Row (11)

                    52.8%

14.        Type of Reporting Person

                    CO

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                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.         Name of Reporting Person

                    KC Holdings, Inc.

2.         Check The Appropriate Box If A Member of Group [ ]

3.         SEC Use Only

4.         Source of Funds

                    OO

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.         Citizenship or Place of Organization

                    Delaware

                    7.       Sole Voting Power
                                      67,803
Number of Shares
Beneficially        8.       Shared Voting Power
Owned By                              0
Reporting Person
With                9.       Sole Dispositive Power
                                      67,803

                    10.      Shared Dispositive Power
                                      0

11.        Aggregate Amount Beneficially Owned By Each Reporting Person

                    67,803

12. Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares [X] (excludes Shares held by Kimco Realty Services, Inc. and Milton Cooper)

13.        Percent Of Class Represented By Amount In Row (11)

                    3.5%

14.        Type of Reporting Person

                    CO

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                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.         Name of Reporting Person

                    Milton Cooper

2.         Check The Appropriate Box If A Member of Group [ ]

3.         SEC Use Only

4.         Source of Funds

                    OO

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.         Citizenship or Place of Organization

                    U.S.A.

                    7.       Sole Voting Power
                                      154,607
Number of Shares
Beneficially        8.       Shared Voting Power
Owned By                              0
Reporting Person
With                9.       Sole Dispositive Power
                                      154,607

                    10.      Shared Dispositive Power
                                      0

11.        Aggregate Amount Beneficially Owned By Each Reporting Person

                    154,607

12. Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares [X] (excludes Shares held by Kimco Realty Services, Inc. and KC Holdings, Inc.)

13.        Percent Of Class Represented By Amount In Row (11)

                    8.1%

14.        Type of Reporting Person

                    IN

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         This Amendment No. 11 amends and supplements the Schedule 13D filed on
January 21, 1986, as previously amended by Amendments No. 1 through 10 thereto (as amended, the "Schedule 13D"), filed by Milton Cooper, KC Holdings, Inc., Kimco Realty Services, Inc. and Kimco Realty Corporation as follows (unless otherwise indicated herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect):

Item 5.    Interest in Securities of the Issuer

                  (a)-(b) Services beneficially owns 1,012,579 Shares, or approximately 52.8% of the outstanding Shares. Kimco, by virtue of its ownership of all of the outstanding voting common stock of Services, may be deemed to be the beneficial owner of all Shares reported as beneficially owned by Services.

                  KC Holdings beneficially owns 67,803 Shares, or approximately 3.5% of the outstanding Shares.

                  Mr. Cooper beneficially owns 154,607 Shares, or approximately 8.1%, of the outstanding Shares. Such number of Shares does not include 714 Shares held by a trust for which Mr. Cooper serves as a trustee or 67,803 Shares held by KC Holdings, as to each of which Mr. Cooper disclaims beneficial ownership. Although Mr. Cooper is a Director and the President of KC Holdings and owns approximately 8.0% of the capital stock of KC Holdings, he disclaims beneficial ownership of the 67,803 Shares held by KC Holdings.

                  The percentages stated in this section are based on 1,916,130 Shares reported by the Companies to be outstanding as of January 3, 2005 in the Companies' Registration Statement on Form S-1 filed January 5, 2005.

                  Each Reporting Person has sole power to vote, or direct the vote, and to dispose of, or direct the disposition of, all Shares reported as beneficially owned by it or him, except that Kimco, as the owner of all of the outstanding voting common stock of Services, may be deemed to have the power to direct the vote or the disposition of all Shares reported as beneficially owned by Services.

                  Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any securities owned by the other Reporting Person, or that such Reporting Persons constitute a "group" either for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership and "group" designation are expressly disclaimed.

                  (c) No transactions in Shares have been effected by or for the account of any of the Reporting Persons during the past sixty days.

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Item       6. Contracts, Arrangements, Understandings or Relationships With
           Respect to Securities of the Issuer

                  On January 4, 2005, Services and the Companies entered into a Standby Securities Purchase Agreement (the "Purchase Agreement") a copy of which is attached as Exhibit 1 hereto. The Purchase Agreement was entered into in connection with the Companies' registration statement on Form S-1 pursuant to which the Companies propose to offer their existing shareholders non-transferable rights to purchase Shares that have an aggregate value of approximately $15,500,000. Pursuant to the Purchase Agreement, Services has agreed to purchase any and all Shares not subscribed for by the Companies' shareholders in the proposed rights offering. The Companies have granted Services registration rights with respect to the Shares that Services purchases that are not otherwise subscribed for by the Companies' shareholders in the proposed rights offering.

Item 7.    Material to be Filed as Exhibits

1. Standby Securities Purchase Agreement by and among Blue Ridge Real Estate Company, Big Boulder Corporation and Kimco Realty Services, Inc., dated January 4, 2005. (Incorporated by reference to Exhibit 10.1 to the Companies' current report on Form 8-K filed on January 5, 2005.)

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                                    SIGNATURE

         After reasonable inquiry and the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                Kimco Realty Corporation


                                                By:  /s/ Milton Cooper
                                                     -----------------
                                                Name:  Milton Cooper
                                                Title:  Chief Executive Officer


                                                Kimco Realty Services, Inc.


                                                By:  /s/ Milton Cooper
                                                     -----------------
                                                Name:  Milton Cooper
                                                Title:  President


                                                KC Holdings, Inc.


                                                By:  /s/ Milton Cooper
                                                     -----------------
                                                Name:  Milton Cooper
                                                Title:  President




                                                /s/ Milton Cooper
                                                -----------------
                                                Milton Cooper
Dated:  January 6, 2005